UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GRIDIRON BIONUTRIENTS, INC.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55852

Nevada	36-4797193
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6991 East Camelback Road, Suite D-300

Scottsdale, AZ 85251

(Address of principal executive offices)

(800) 570-0438

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: December 2, 2021

GRIDIRON BIONUTRIENTS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

December 2, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GRIDIRON BIONUTRIENTS, INC.  THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD.

NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

You are urged to read this Information Statement carefully and in its entirety. However, you are   not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to Gridiron BioNutrients, Inc., a Nevada corporation.

INTRODUCTION

This Information Statement is being mailed on or about December 2, 2021 to the holders of record at the close of business on November 26, 2021 (the “Record Date”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), Series B convertible preferred stock, par value $0.001 per share (“Series B Stock”), and Series B-1 convertible preferred stock, par value $0.001 per share (“Series B-1 Stock”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

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CHANGE OF CONTROL

AND

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

On November 9, 2021, the Company completed its acquisition (the “Acquisition”) of all of the assets, including intellectual property assets, relating to Mioxal®, a nutraceutical complex composed of essential amino acids, natural coenzymes and minerals, held by ST BioSciences, Ltd., a company organized under the laws of England and Wales (“STB”). The Acquisition was completed pursuant to the terms of the Amended and Restated Asset Purchase Agreement dated November 5, 2021 (the “Asset Purchase Agreement”) described in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2021 (the “November 8th Current Report”). As consideration for the Acquisition, the Company issued 19,831,623 shares of Common Stock to STB, which at the closing of the Acquisition represented approximately 70% of the Company’s outstanding shares of Common Stock on a fully-diluted basis. The closing of the Acquisition resulted in a change of control of the Company.

At the closing of the Acquisition described above, the Company appointed Jeffrey J. Kraws, the Chief Executive Officer of STB, as the Company’s the Chief Executive Officer and as a member of our Board. After giving effect to the closing of the Acquisition, the Board consists of Mr. Kraws and Timothy S. Orr. In addition, pursuant to the terms of the Asset Purchase Agreement, the Company has agreed to appoint Jason Frankovich, the Chairman of STB, to the Board. Such appointment shall be effective 10 days following the mailing of this Information Statement to the Company’s stockholders.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

To the best of our knowledge, except as set forth in this Information Statement, Mr. Frankovich is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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VOTING SECURITIES

As of the Record Date, the Company’s authorized capital stock consisted of (i) 200,000,000 shares Common Stock, of which 20,020,239 shares are outstanding, and (ii) 25,000,000 shares of “blank check” preferred stock, of which (x) 2,694,514 shares are designated Series B Stock, all of which are outstanding, and (y) 5,389,028 shares are designated Series B-1 Stock, all of which are outstanding. Our Common Stock, Series B Stock and Series B-1 Stock vote together as a single class, on an as-converted basis, subject to the 4.99% beneficial ownership limitations set forth in the terms of the Series B Stock and Series B-1 Stock. Pursuant to the terms of their respective terms, shares of Series B Stock and B-1 Stock are convertible into Common stock on a one-for-one basis, subject to adjustment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. The beneficial ownership of each person was calculated based on a total of 20,020,239 shares of Common Stock issued and outstanding as of the Record Date. The address of each person is deemed to be the address of the issuer unless otherwise noted.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

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Name and address (1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares (2)
5% or greater owners Director and executive officers
ST BioSciences, Ltd. 14 Wall Street, 20th Floor New York, New York 10005	19,831,623	99.057%
Timothy S. Orr (3)	86,811	0.433%
Jeffery J. Kraws (4)	1,289,056	6.438%
Jason Frankovich (5)	19,831,623	99.057%
All directors and effective officers as a group (3 Persons)	19,918,434	99.491%

______________

(1)	Unless otherwise notes, the address for each person listed in the table above is 6991 East camelback Road, suite D-300, Scottsdale, Arizona 85251.

(2)

Based on 20,020,239 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(3)	Timothy S. Orr is the former Chief Executive Officer of the Company and currently serves as the Company’s Interim Chief Financial Officer and a member of the Board.

(4)

Jeffery J. Kraws is the Chief Executive Officer of STB and owns 6.5% of the issued and outstanding ordinary shares of STB (which represents an indirect ownership of 1,289,056 shares of Common Stock). On November 9, 2021, Mr. Kraws was appointed as the Chief Executive Officer of the Company and a member of the Board.

(5)

Mr. Frankovich is the Chairman of STB and owns 59% of the issued and outstanding ordinary shares of STB and, as such, is deemed to beneficially own the 19,831,623 shares of Common Stock owned by STB. Mr. Frankovich disclaims beneficial ownership of 8,130,965 shares of Common Stock. Mr. Frankovich will be appointed as a member of the Board within 10 days following the mailing of this Information Statement.

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DIRECTORS AND EXECUTIVE OFFICERS

In connection with the Acquisition and pursuant to the terms of the Asset Purchase Agreement, at the closing of the Acquisition, the Company appointed Jeffrey J. Kraws, the Chief Executive Officer of STB, as the Chief Executive Officer of the Company and as a member of the Board. After giving effect to the closing of the Acquisition, the Board of Directors consists of Mr. Kraws and Timothy S. Orr. Mr. Orr, the former Chief Executive Officer of the Company, has agreed to serve as the Interim Chief Financial Officer of the Company for a period of at least six months following the closing of the Acquisition. In addition, pursuant to the terms of the Asset Purchase Agreement, the Company has agreed to appoint Jason Frankovich, the Chairman of STB, to the Board, with such appointment to be effective 10 days following the mailing of this Information Statement.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Company’s executive officers and directors, including their ages:

Director and Officers

Name	Age	Position(s) with the Company
Jeffery J. Kraws	57	Chief Executive Officer and Director (1)
Timothy S. Orr	50	Interim Chief Financial Officer and Director
Jason Frankovich	46	Director (2)

___________

(1)	Pursuant to the terms of the Asset Purchase Agreement, Mr. Kraws was appointed to the Board and as the Company’s Chief Executive Officer on November 9, 2021.

(2)	Pursuant to the terms of the Asset Purchase Agreement, Mr. Frankovich shall be appointed to the Board effective 10 days following the mailing of this Information Statement.

Jeffrey J. Kraws, Chief Executive Officer and Director

Mr. Kraws has served as a member of the board of directors of Synthetic Biologics, Inc. since January of 2006, and was appointed independent, non-executive Chairman of the Board that company in May 2012. Since 2003, Mr. Kraws has served as Chief Executive Officer and co-founder of Crystal Research Associates and CRA Advisors, and since February 2012, he has served as partner and co-founder of TopHat Capital, LLC. From August 2016 through January 2021, Mr. Kraws served as the Co-President of Ra Medical Systems Inc. (NYSE: RMED), a medical device company. Mr. Kraws is a partner at Grannus Securities Pty Ltd. (an Australian based private equity fund) since November 2015. Mr. Kraws is a partner of PDK Healthcare Innovations LLC. He also consults and assists in management of private companies through his private practice. Well-known and respected on Wall Street, Mr. Kraws has received some of the most prestigious awards in the industry. Among other awards, he was given a “5-Star Rating” in 2001 by Zacks and was ranked the number one analyst among all pharmaceutical analysts for stock performance in 2001 by Starmine.com. Prior to founding Crystal Research Associates, Mr. Kraws served as co-president of The Investor Relations Group (IRG), a firm representing primarily under-followed, small-capitalization companies. Previously, Mr. Kraws served as a managing director of healthcare research for Ryan Beck & Co. and as director of research/senior pharmaceutical analyst and managing director at Gruntal & Co., LLC (prior to its merger with Ryan Beck & Company). Mr. Kraws served as managing director of the healthcare research group and senior pharmaceutical analyst at First Union Securities (formerly EVEREN Securities); as senior U.S. pharmaceutical analyst for the Swedish-Swiss conglomerate Asea Brown Boveri; and as managing director and president of the Brokerage/Investment Banking operation of ABB Aros Securities, Inc. He also served as senior pharmaceutical analyst at Nationsbanc Montgomery Securities, BT Alex Brown & Sons, and Buckingham Research. Mr. Kraws also has industry experience, having been responsible for competitive analysis within the treasury group at Bristol-Myers-Squibb Company. During 2006 through February of 2007, Mr. Kraws served as Vice President of Business Development at Synthetic Biologics, Inc., on a part-time basis. Since December 2013, Mr. Kraws serves on the board of directors of Avivagen Inc. (TSX:VIV). He holds an M.B.A. from Cornell University and a B.S. degree from State University of New York — Buffalo. Mr. Kraws brings a strong business background to us, having worked as a pharmaceutical analyst for over 22 years.

Mr. Kraws brings to the Board significant strategic, business and financial experience related to the business and financial issues facing pharmaceutical companies. Mr. Kraws has a broad understanding of the operational, financial and strategic issues facing pharmaceutical companies. His healthcare experience, executive and leadership experience further qualify him as a member of the Board.

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Timothy S. Orr, Director and Former President, Secretary, Treasurer, and Interim CFO

Timothy S. Orr has served as our President and a director since October 9, 2017. He has also served as Secretary and Treasurer since February 28, 2018. On November 5, 2021. Mr. Orr resigned as President, Secretary and Treasurer. Mr. Orr will remain as a director. Mr. Orr has also agreed to serve as the Company’s Interim Chief Financial Officer for a period of at least six months following the closing of the Acquisition. Mr. Orr has over 20 years of legal, business and public and private company experience. Mr. Orr’s law practice focuses on business formation and financing tailored to small and medium size companies. Mr. Orr has acted as outside counsel for publicly traded companies as well as private companies seeking equity financing for the expansion of their business. Additionally, since 2004, Mr. Orr has owned and operated Jameson Capital, LLC, a business development consulting services company. In 1994, Mr. Orr obtained a BA in Biology from Whitworth University, and in 1998, he obtained a JD from Gonzaga School of Law. Mr. Orr’s background as a lawyer and desire to participate in the management of Gridiron BioNutrients. led to our conclusion that he should serve as a director in light of our business and structure.

Jason Frankovich, Chairman of the Board of Directors

Mr. Frankovich has served as Founder and principal executive of ST Labs, a holding company for innovative biotech companies and cannabis sector companies where he oversaw operations and business development since 2012. ST lab’s portfolio included:

•	ST BioSciences, a Biotech company designing novel molecules in synthetic schedule 1 space, with a focus on indications with unmet needs such as fibromyalgia, withdrawal and PTSD.

•	St Brands, a CBD consumer goods company which manages the full supply cycle from concept design to owning actual brick and mortar.

•	ST Therapeutics, a Biotech company with a portfolio of innovative technologies and phase 2 trials focusing on stem cells, and a library of venom and toxin novel molecules.

•

ST Agrotech, an agricultural company that focuses on new methods of vertical farming for nutrient dense vegetation. The company also has a vast portfolio of cannabis assets ranging from EUGMP facilities to patents on medicinal plant-based therapies.

From 2008 to 2013, Mr. Frankovich served as partner at Atlas Investments. Atlas was focus was project finance in the Real Estate and development sector. The company financed ground up development projects both domestically and internationally. The projects ranging from hotels, multi family, to community development and commercial strip malls.

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CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

Committees of the Board of Directors

Until the Acquisition, the Company only had one officer and one director, and as a result the Company has not designated any audit, nominating, compensation or other committees. At such time in the future that the Company appoints independent directors to the Board, it expects to form the appropriate Board committees and identify an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by the Board.

Director Nominations

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Term of Office

All directors hold office until the next annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. The Company’s Bylaws provide that the Board of Directors will consist of no less than three members. Officers are elected by and serve at the discretion of the Board of Directors.

Director Independence

None of the members on the Company’s Board qualify as independent directors in accordance with the published listing requirements of the NASDAQ Global Market. The Company has no current plans to list on the NASDAQ Global Market or other national securities exchange.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director or officer as named above or affiliate of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board leadership structure and role in risk oversight

Our Board currently consists of two members, Timothy S. Orr and Jeffery J. Kraws, and within 10-days of the filing of this Information Statement, the Company will appoint a third member - Jason Frankovich.

Mr. Kraws also serves as our Chief Executive Officer, and Mr. Orr serves as our Interim Chief Financial Officer.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and certain persons who own more than 10% of a registered class of the Company’s equity securities (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership (“Section 16 Reports”) with the SEC. Reporting Persons are required by the SEC to furnish the Company with copies of all Section 16 Reports they file. Based on its review of filings, or representations from certain reporting persons, the Company believes that, during the fiscal year ended August 31, 2021, all filing requirements applicable to its officers, directors, and greater than ten-percent beneficial owners were complied with.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid by the Company to the Executive Officers during the fiscal years ended August 31, 2020 and 2021. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Name/ Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)*	Option Awards ($)*	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation($)	Total ($)
Timothy S. Orr	2021	0	0	0	0	0	0	73,000	73,000
Timothy S. Orr	2020	0	0	0	0	0	0	69,000	69,000

The following table sets forth the compensation paid to the directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Timothy S. Orr	0	0	0	0	0	0	0	(1)
Jeffery J. Kraws	0	0	0	0	0	0	0	(1)
Jason Frankovich	0	0	0	0	0	0	0	(1)

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the years ended August 31, 2021 and 2020, the Company paid Timothy S. Orr, $73,000 and 69,900, respectively.

At the Closing of the Acquisition, the Company made a payment to Mr. Orr in the aggregate amount of $151,930.00 in respect of the following: (a) $43,930 in full satisfaction of a loan made to Company by Mr. Orr; and (b) $108,000 in full satisfaction of all payment and other obligations of Company to Mr. Orr pursuant to that certain employment offer letter between the Company and Mr. Orr dated August 1, 2021 (which agreement shall be deemed terminated upon the Closing of the Acquisition).

Mr. Kraws owns approximately 6.5% of the issued and outstanding ordinary shares of STB, and Mr. Frankovich owns approximately 59% of the issued and outstanding ordinary shares of STB. As a result of the Acquisition, STB was issued 19,831,623 shares of Common Stock which represented approximately 70% of the Company’s outstanding shares of common stock on a fully diluted basis as of the closing of the transaction.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholders Communications with Directors

Stockholders who want to communicate with our Board can write to:

GRIDIRON BIONUTRIENTS, INC.

6991 East Camelback Road, Suite D-300

Scottsdale, AZ 85251

(800) 570-0438

Your letter should indicate that you are a stockholder of our company. Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Gridiron BioNutrients, Inc.

Date: December 2, 2021	By:	/s/ Jeffery J. Kraws
Chief Executive Officer

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